1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Reports Impact From March 4 Earthquake
Initial Estimate of 1.5 Days Wafer Movement Loss
Hsinchu, Taiwan, R.O.C. — March 4, 2010 — TSMC (TWSE: 2330, NYSE: TSM) today announced that an earthquake of magnitude 6.4 on the Richter scale occurred in south Taiwan at 8:18 am Taiwan local time on March 4. The earthquake registered on instruments at TSMC’s Tainan site at magnitude 5, and was measured at TSMC’s Hsinchu site at magnitude 2.
Current assessments reports show that the earthquake had minimal impact on Hsinchu fabs. While Tainan fabs suffered greater impact, they have gradually begun to resume production. Our initial estimate is that the earthquake caused the equivalent of 1.5 days loss of wafer movement for the company in total.
# # #

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho	Mr. J.H. Tzeng	Mr. Michael Kramer
Vice President and CFO	Deputy Director	Principal Specialist
Tel: 886-3-566-4602	PR Department	PR Department
	Tel: 886-3-505-5028	Tel: 03-563-6688 ext. 7126216
	Mobile: 886-928-882-607	Mobile: 0926-026-632
	E-Mail: jhtzeng@tsmc.com	E-Mail: pdkramer@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: March 4, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer